SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                 FINAL AMENDMENT


                            NAL Financial Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    62872M106
--------------------------------------------------------------------------------
                                 (CUSIP Number)






                                November 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]

         CUSIP No......................................................62872M106
                                                                       ---------
________________________________________________________________________________
1.       NAME OF REPORTING PERSON..................................Conseco, Inc.
                                                                   -------------
________________________________________________________________________________

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON............35-1468632
                                                                       ---------
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]
________________________________________________________________________________
3.       SEC USE ONLY
________________________________________________________________________________
4.       SOURCE OF FUNDS.....................................................N/A
________________________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]
________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION................Indiana Corporation
________________________________________________________________________________
Number of        7.  SOLE VOTING POWER.......................................-0-
                                                                             ---
Shares               ___________________________________________________________


Beneficially     8.  SHARED VOTING POWER.....................................-0-
                                                                             ---
Owned By             ___________________________________________________________

Each             9.  SOLE DISPOSITIVE POWER..................................-0-
                                                                             ---
Reporting        _______________________________________________________________

Person With     10.  SHARED DISPOSITIVE POWER................................-0-
                                                                             ---
________________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]
________________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
         ----
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON.........................................HC, CO
                                                                          ------

         CUSIP No......................................................62872M106
                                                                       ---------
________________________________________________________________________________
1.       NAME OF REPORTING PERSON.............................CIHC, Incorporated
                                                              ------------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON............51-0356511
                                                                      ----------
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]
________________________________________________________________________________
3.       SEC USE ONLY
________________________________________________________________________________
4.       SOURCE OF FUNDS.....................................................N/A
                                                                             ---
________________________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]
________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION...............Delaware Corporation
________________________________________________________________________________
Number of        7.  SOLE VOTING POWER.....................................  -0-
                                                                             ---
Shares               ___________________________________________________________

Beneficially     8.  SHARED VOTING POWER.....................................0
                                                                            ----
Owned By             ___________________________________________________________

Each             9.  SOLE DISPOSITIVE POWER.................................-0-
                                                                            ----
Reporting            ___________________________________________________________

Person With     10.  SHARED DISPOSITIVE POWER................................0
                                                                            ----
________________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]
________________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
         ----
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON.........................................HC, CO
                                                                          ------


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





         CUSIP No......................................................62872M106
                                                                       ---------
________________________________________________________________________________
1.       NAME OF REPORTING PERSON............Conseco Private Capital Group, Inc.
                                             -----------------------------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON............35-1882445
                                                                      ----------
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]
________________________________________________________________________________
3.       SEC USE ONLY
________________________________________________________________________________
4.       SOURCE OF FUNDS.....................................................N/A
                                                                             ---
________________________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]
________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION................Indiana Corporation
________________________________________________________________________________
Number of        7.  SOLE VOTING POWER......................................-0-
                                                                           -----
Shares               ___________________________________________________________

Beneficially     8.  SHARED VOTING POWER......................................0
                                                                            ----
Owned By             ___________________________________________________________

Each             9.  SOLE DISPOSITIVE POWER.................................-0-
                                                                           -----
Reporting            ___________________________________________________________

Person With     10.  SHARED DISPOSITIVE POWER.................................0
                                                                            ----
________________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]
________________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
         ------
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON............................................CO
                                                                            ----



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



Item 1.  Security and Issuer

         This Final Amendment to Schedule 13D is being filed by Conseco, Inc. ("Conseco"), CIHC, Incorporated, a wholly-owned subsidiary of Conseco ("CIHC"), and Conseco Private Capital Group, Inc., a wholly-owned subsidiary of Conseco ("CPCG"), relating to the Common Stock (the "Common Stock"), $.15 par value, of NAL Financial Group Inc. (the "Company"). This is the final amendment for Conseco, CIHC and CPCG, because the Common Stock and all rights of the holders relating thereto were canceled and extinguished under a Plan of Reorganization pursuant to the Confirmation Order issued by the United States Bankruptcy Court for the Southern District of Florida on October 1, 1998. On November 4, 1998, the Company filed a Form 15 with the Commission requesting withdrawal of the Common Stock from registration under Section 12(g) of the Securities Exchange Act of 1934 pursuant to Reg. 12g-4(a)(1)i).

         The Company's principal executive offices are located at 500 Cypress Creek Road West, Suite 590, Ft. Lauderdale, Florida 33309.

Item 2.  Identity and Background

         Not amended. See Amendment No. 1 and 3 to Schedule 13D, dated June 25, 1997, and October 1, 1997, respectively, previously filed.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable

Item 4.  Purpose of Transaction


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



         The Common Stock and all rights of the holders thereof were canceled and extinguished under a Plan of Reorganization pursuant to the Confirmation Order issued by the United States Bankruptcy Court for the Southern District of Florida on October 1, 1998. As part of the Plan of Reorganization, Conseco and an unrelated creditor of the Company were issued Class A New Equity Interests and Class B New Equity Interests of the Company. On November 4, 1998, the Company filed with the Commission a Form 15 requesting withdrawal of the Common Stock from registration under Section 12(g) of the Securities Exchange Act of 1934 pursuant to Reg. 12g- (4)(a)(1)(i).

Item 5. Interest in Securities of the Issuer

         (a)      Not applicable.
         (b)      Not applicable.
         (c)      Not applicable.
         (d)      Not applicable.
         (e) On October 30, 1998, The Effective Date of the Plan of Reorganization, Conseco, CIHC, and CPCG ceased to be beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not amended. See Amendment No. 1 to Schedule 13D, dated June 25, 1997, Amendment No. 2 to Schedule 13D, dated August 22, 1997, and Amendment No. 3 to
Schedule 13D, dated October 1, 1997.




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

Item 7.  Material to Be Filed as Exhibits

     (1) Joint Filing Agreement by and among Conseco, CIHC and CPCG;

    *(2) Securities Purchase Agreement, dated April 23,  1996,  by and among the
         Company, BSLIC and GARCO;

    *(3) Warrant to purchase 500,000 shares of  Common  Stock  issued to Conseco
         April 23, 1996;

    *(4) Warrant to purchase 15,000 shares of  Common  Stock  issued  to Conseco
         April 23, 1996;

    *(5) Stockholders'  Agreement,  dated April 23,  1996,  by and among  GARCO,
         BSLIC, the Company and the shareholders named therein;

    *(6) Registration Rights  Agreement, dated  April 23, 1996, by and among the
         Company, GARCO and BSLIC;

    *(7) Registration Rights Agreement, dated April 23, 1996, by and between the
         Company and Conseco;

    *(8) $5,000,000 9% Subordinated Convertible Debenture issued to GARCO, dated
         April 23, 1996; and

    *(9) $5,000,000 9% Subordinated Convertible Debenture issued to BSLIC, dated April 23, 1996.

  **(10) First Amendment to 9% Subordinated Convertible Debenture,  dated  April
         23, 1996, issued to BSLIC.

  **(11) First Amendment  to 9% Subordinated Convertible Debenture, dated  April
         23, 1996, issued to GARCO.


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

  **(12) First Amendment to Warrant to Purchase Common Stock in connection with the warrant for 500,000 shares issued to Conseco.

  **(13) First Amendment to Warrant to Purchase Common Stock in connection with the warrant for 15,000 shares issued to Conseco.

  **(14) Warrant to Purchase 257,000 shares of Common Stock issued to CPCG dated June 23, 1997.

 ***(15) Investment Agreement by  and between  Conseco  and  the  Company  dated
         August 22, 1997.

 ***(16) Letter Agreement between  Conseco  and  Merrill  Lynch dated August 22,
         1997.

 ***(17) Letter Agreement between  Conseco  and  Westminster Capital, Inc. dated
         August 22, 1997.

 ***(18) Letter  Agreement  between  Conseco  and  Michael Karp dated August 22,
         1997.

****(19) Certificate of Designation of Series A Preferred Stock of NAL Financial
         Group Inc.

****(20) Amendment to Registration  Rights  Agreement by and among  the Company,
         BSLIC, GARCO and CIHC, dated October 1, 1997.

****(21) Consent by Stockholder  to  Action  without a Meeting, dated October 2,
         1997 and executed by CIHC.

****(22) Credit  Agreement,  dated as of November 22, 1996,  among Conseco,  the
         lenders  party   thereto  and  the


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


         agents  party   thereto   including   NationsBank,   N.A.   (South)  is
         incorporated herein by reference to Exhibit 4.17 of Conseco's Report on Form 8-K dated December 17, 1996.


****(23) Credit Agreement among Conseco and First Union National Bank, dated as of September 30, 1997.

****(24) Form of 9% Subordinated Convertible Debenture is incorporated herein by reference to Exhibit 4.2 of the Company's Registration Statement on Form SB-2, Registration No. 33-97948, filed on October 25, 1995.

****(25) 10% Subordinated Convertible Debenture in the principal amount of $2,250,000 payable to Bridge Rope & Co. is incorporated herein by reference to Exhibit 4.15 of the Company's September 1996 10- QSB.

****(26) 0% Subordinated Convertible Debenture in the principal amount of $2,750,000 payable to Kane & Co. is incorporated herein by reference to
         Exhibit 4.16 of the Company's September 1996 10-QSB.

****(27) Agreement for Sale of Debentures between Michael Karp and Conseco.

****(28) Agreement for Sale of  Debentures  between  Merrill  Lynch  Convertible
         Fund, Inc. and Conseco.



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


****(29) Agreement for Sale  of  Debentures  between  Merrill Lynch World Income
         Fund, Inc. and Conseco.

****(30) Agreement for Sale of Debentures between Westminster Capital, Inc. and
         Conseco.

****(31) Second Amendment to 9% Subordinated  Convertible Debenture Dated  April
         23, 1996 by and between the Company and CIHC, dated October 1, 1997, related to the BSLIC Debenture.

****(32) Second Amendment to 9% Subordinated Convertible  Debenture  Dated April
         23, 1996 by and between the Company and CIHC, dated October 1, 1997, related to the GARCO Debenture.

****(33) Amendment to  Subordinated Convertible Debenture, by  and  between  the
         Company and CIHC,  dated  October 1, 1997,  related to the  Westminster
         Capital,   Inc.   debenture.

****(34) Amendment to Subordinated Convertible Debenture, by and between the Company and CIHC, dated October 1, 1997, related to the Kane & Co. debenture.

****(35) Amendments to Subordinated Convertible  Debentures,  by and between the
         Company  and  CIHC,  dated  October  1,  1997,   related  to  the  Karp
         debentures.


****(36) Amendment to Subordinated Convertible Debenture, by and between the Company and CIHC, dated October 1, 1997, related to the Bridge Rope & Co. debenture.

__________
    *    Incorporated by reference from Schedule 13D, dated April 23, 1996.

   ** Incorporated by reference from Amendment No. 1 to Schedule 13D, dated June 25, 1997.

  *** Incorporated by reference from Amendment No. 2 to Schedule 13D, dated August 22, 1997.

 **** Incorporated by reference from Amendment No. 3 to Schedule 13D, dated October 1, 1997.



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







                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 1998.

                                  CONSECO, INC.

                                  By:/s/James S. Adams
                                     -------------------------------------------
                                     James S. Adams,
                                     Senior Vice President


                                  CIHC, INCORPORATED


                                  By:/s/David Hill
                                     -------------------------------------------
                                     David Hill,
                                     Vice President and Assistant
                                     Secretary


                                  CONSECO PRIVATE CAPITAL GROUP,
                                    INC.


                                  By:/s/James S. Adams
                                     -------------------------------------------
                                     James S. Adams,
                                     Senior Vice President